UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): May 8, 2015

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ILLINOIS TOOL WORKS INC.

(Exact name of registrant as specified in its charter)

Delaware	**1-4797**	**36-1258310**
(State or other jurisdiction of incorporation)	**(Commission File No.)**	**(I.R.S. Employer Identification No.)**

155 Harlem Avenue, Glenview, IL	**60025**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: 847-724-7500

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2 (b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4 (c))

Item 5.02(e)   **Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.**

On May 8, 2015, the stockholders of Illinois Tool Works Inc. ("ITW" or the "Company") approved the adoption of the Illinois Tool Works Inc. 2015 Long-Term Incentive Plan ("Plan") as successor to the Illinois Tool Works Inc. 2011 Long-Term Incentive Plan at the Company's 2015 Annual Meeting of Stockholders. A description of the material terms and conditions of the Plan is set forth on pages 62 through 68 of the Company's proxy statement on Schedule 14A filed with the Securities and Exchange Commission on March 20, 2015 and is incorporated herein by reference, and the full text of the Plan is attached to the proxy statement as Appendix B.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ILLINOIS TOOL WORKS INC.

Dated: <u>May 13, 2015</u>   By: <u>/s/ Maria C. Green</u>
                             Maria C. Green
                             Senior Vice President, General Counsel & Secretary